EXHIBIT 4.3
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                 CLASS K WARRANT TO PURCHASE COMMON STOCK OF ZAP

     THIS CERTIFIES THAT, in exchange for good and valuable consideration, receipt of which is duly acknowledged, ZAP, a California corporation (the "Company"), hereby grants to the person or persons whose names(s) and address are set forth on the signature page of this Agreement (the "Holder"), a warrant to purchase that number of shares of the Common Stock of the Company set forth above (this "Warrant") at a price and under terms set forth herein.

This Warrant is issued pursuant to the confirmed Plan of Reorganization dated, July 1, 2002 between the Company and _______________________.


EXERCISE OF WARRANT

Purchase Price. The price for the Common Stock issuable upon exercise of this Warrant for a period of 1,095 days, from the date of issuance, at an exercise price of $1.00 for the remaining life of the Warrant through the expiration date of July 1, 2007.

          Payment. Subject to compliance with the terms and conditions of this Warrant and applicable securities laws, this Warrant may be exercised, in whole or in part at any time or from time to time on or before the Expiration Date, by surrendering this Warrant at the principal office of the Company together with the form of Notice of Exercise attached hereto as Exhibit 1 (the "Notice of Exercise") duly executed by the Holder, and(b)payment: (i) in cash (by check) or by wire transfer; (ii) by cancellation by the Holder of indebtedness of the Company to the Holder; or (iii) by a combination of (i) and (ii), of an amount equal to the product obtained by multiplying the number of shares of Common Stock being purchased upon such exercise by the then effective Purchase Price (the "Exercise Amount

          Net Issue Exercise. In lieu of the payment methods set forth above, the Holder may elect to exchange all or some of the Warrant for shares of Common Stock equal to the value of the amount of the Warrant being exchanged on the date of exchange. If Holder elects to exchange this Warrant as provided in this Section, Holder shall tender to the Company the Warrant for the amount being exchanged, along with written notice of Holder's election to exchange some or all of the Warrant, and the Company shall issue to Holder the number of shares of the Common Stock computed using the following formula:

     X = Y (A-B)
         -------
            A

     Where X = the number of shares of Common Stock to be issued to Holder.").

           Y = the number of shares of Common Stock purchasable under the portion of the Warrant being exchanged (as adjusted to the date of such calculation).

           A = the Fair Market Value of one share of the Company's Common Stock.

           B = Purchase Price (as adjusted to the date of such calculation).


          All references herein to an "exercise" of the Warrant shall include an exchange pursuant to this Section .

          Time of Exercise. The Holder may exercise this Warrant at any time or from time to time after July 1, 2002 before 5:00p.m. Pacific Time on June 31, 2007. If by the Expiration Date the Holder has not exercised any portion of this Warrant, that portion will expire and be of no further effect. The Board of Directors may decrease the exercise price, increase the life of the warrants, or re-purchase the warrant at its sole discretion by delivering written notice to the Holder upon 30 days notice to the Holder.

          The Warrant may be assigned, sold, or transferred by the Holder without restriction. The stock received from the exercise of the Warrant will be without restriction, and as free trading as exempt from the Securities Act of 1933 pursuant to Section 1145 of the Bankruptcy Code.